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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                     ----------------------------------
                           Washington, D.C. 20549
                           ----------------------

                                SCHEDULE 13D
                                ------------

                  Under the Securities Exchange Act of 1934
                  -----------------------------------------
                             (Amendment No. 1 )*
                              ----------------

                        MotivePower Industries, Inc.
                        ----------------------------
                              (Name of Issuer)

                   Common Stock, Par Value $0.01 Per Share
                   ---------------------------------------
                       (Title of Class of Securities)

                                00055305T-100
                                -------------
                               (CUSIP Number)

                             Mr. William Austin
                                212-409-6155
                    ING Baring (U.S.) Capital Corporation
                            135 East 57th Street
                          New York, New York 10022
                          ------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                  Copy to:
                            Walter W. Driver, Jr.
                               King & Spalding
                         191 Peachtree Street, N.E.
                           Atlanta, Georgia  30303

                                 May 8, 1997
                                 -----------
                        (Date of Event Which Requires
                          Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box:  /   /
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Check the following box if a fee is being paid with the Statement.  /  /  (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                       (Continued on following pages)





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CUSIP NO. 00055305T-100
          -------------

1.       NAME OF REPORTING PERSON
         S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                     ING Baring (U.S.) Capital Corporation

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  /   /
                                                             (b)  / X /

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*

              OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                           /  /

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

 NUMBER OF              7.      SOLE VOTING POWER          100,327
  SHARES
BENEFICIALLY            8.      SHARED VOTING POWER          -0-
 OWNED BY
  EACH                  9.      SOLE DISPOSITIVE POWER     100,327
 REPORTING
  PERSON
   WITH                 10.     SHARED DISPOSITIVE POWER     -0-


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          100,327

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                              /  /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          .57%





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14.  TYPE OF REPORTING PERSON*

          CO


                *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION





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                               AMENDMENT NO. 1
                      STATEMENT PURSUANT TO RULE 13d-1
                                   OF THE
                        GENERAL RULES AND REGULATIONS
                                  UNDER THE
                       SECURITIES EXCHANGE ACT OF 1934


Item 5.   Interest in Securities of the Issuer.

          Item 5 is amended and supplemented by adding to the information previously filed under this item the following:

          (a) As of the date on which this statement is executed, Holder beneficially owns 100,327 shares of Common Stock of the Issuer, constituting
 .57% of the Issuer's issued and outstanding shares of Common Stock, based upon an aggregate of 17,592,168 shares of Common Stock of the Issuer issued and outstanding as reported on Form 10-Q for the period ended March 31, 1997. The originally filed Schedule 13D (filed on April 17, 1997) reported that the Holder beneficially owned 208,327 shares of Common Stock of the Issuer. The originally filed Schedule 13D should have reported that the Holder beneficially owned 200,327 shares of Common Stock of the Issuer. Except as described herein, none of (i) Holder, (ii) U.S. Holdings, (iii) INB, (iv) ING and (v) to the best knowledge of Holder, the persons identified in Schedule 1 hereto, presently beneficially own any Common Stock.

          (c) During the 60 days preceding the date of this statement Holder effected two transactions in Issuer's Common Stock in that on April 7, 1997 Holder sold in the open market 110,000 shares of Common Stock at $12.125 per share (previously reported) and on May 8, 1997 Holder sold in the open market 100,000 shares of Common Stock at $13.875 per share. No other transactions in the shares of Common Stock have been effected by (i) Holder, (ii) U.S. Holdings, (iii) INB, (iv) ING or, (v) to the best knowledge of Holder, by any of the persons listed on Schedule 1 hereto, during the 60 days preceding the date of this statement.





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                                 SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 3, 1997

                     ING Baring (U.S.) Capital Corporation


                      By:   /s/ William A. Austin
                         ---------------------------
                         Name:  William A. Austin
                         Title: General Counsel





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